SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.  )

Super Vision International, Inc.
(Name of Issuer) CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 868042 10 2
(CUSIP Number) Jay Weil, Esq. 27 Viewpoint Road Wayne, New Jersey 07470 Tel. No. (973) 633-5072
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) July 15, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . ☐

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 9 Pages)

CUSIP No. 868042 10 2	13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tebo Partners II, LLC 20-3022769
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 250,369
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 250,369
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,369
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.16%
14		TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 868042 10 2	13D	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tebo Capital, LLC 020579912
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 250,369
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 250,369
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,369
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.16%
14		TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 868042 10 2	13D	Page 4 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd A. Tumbleson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 259,201
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 259,201
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,201
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.59%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

(a) This Statement on Schedule 13D relates to the Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), of Super Vision International, Inc., a Delaware corporation (the "Company").

(b) The principal executive offices of the Company are located at 8210 President’s Drive, Orlando, Florida 32809.

Item 2. Identity and Background.

(a) This Statement on Schedule 13D is being jointly filed by Tebo Partners II, LLC, a Kansas limited liability company (“Tebo Partners”), Tebo Capital, LLC, a Kansas limited liability company (“Tebo Capital”), and Todd A. Tumbleson (“Tumbleson” and collectively with Tebo Partners and Tebo Capital, the "Reporting Persons").

(b) The business address of each of the Reporting Persons is 12516 Alhambra Street, Leawood, Kansas 66209.

(c) Tebo Partners directly owns 250,369 of the shares of Class A Common Stock reported as beneficially owned herein. Tebo Capital is the sole manager of Tebo Partners. Todd Tumbleson is the sole member of Tebo Capital. By virtue of their control over the investment and disposition decisions of Tebo Partners, Tebo Capital and Tumbleson may be deemed to beneficially own all of the securities directly owned by Tebo Partners. In addition, Tumbleson owns jointly with his wife, an additional 8,832 shares of Class A Common Stock of the Company.

(d)-(e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Tumbleson is a citizen of the United States of America. Each of Tebo Partners and Tebo Capital is a Kansas limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

 250,369 shares of the Company’s Class A Common Stock were acquired by the Reporting Persons in a private purchase on July 15, 2005 from Cooper Lighting, Inc. for an aggregate purchase price of $753,014. All of the funds used by Tebo Partners to make the purchase were obtained from equity investments made in Tebo Partners by its members. Tumbleson acquired the 8,832 shares owned by him jointly with his wife with personal funds.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the all of the shares of Class A Common Stock reported herein as beneficially owned by them for investment purposes only.

Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, Tebo Partners and Tebo Capital may be deemed to beneficially own 250,369 shares of the Company's Class A Common Stock representing approximately 12.16% percentage of the Company's outstanding Class A Common Stock and Tumbleson may be deemed to beneficially own 259,201 shares of the Company's Class A Common Stock representing approximately 12.59% percentage of the Company's outstanding Class A Common Stock.

(b) Each of the above Reporting Persons shares the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares reported as beneficially owned by such Reporting Person

(c) Except as set forth herein, no transactions in the Class A Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement among the Reporting Persons, dated July 21, 2005.*

*Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 21, 2005
(Date)

/s/ Todd A. Tumbleson
Todd A. Tumbleson

TEBO PARTNERS II, LLC

By: Tebo Capital, LLC, Manager

By:	/s/ Todd A. Tumbleson
Todd A. Tumbleson, Member

TEBO CAPITAL, LLC

By:	/s/ Todd A. Tumbleson
Todd Tumbleson, Member

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock of Super Vision International, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 21st day of July, 2005.

/s/ Todd A. Tumbleson
Todd A. Tumbleson

TEBO PARTNERS II, LLC

By: Tebo Capital, LLC, Manager

By:	/s/ Todd A. Tumbleson
Todd A. Tumbleson, Member

TEBO CAPITAL, LLC

By:	/s/ Todd A. Tumbleson
Todd Tumbleson, Member